Exhibit (a)(34)



CONFIRMATION OF RECEIPT OF ACCEPTANCE LETTER - WARNING: DEFICIENCIES


In connection with Nortel Networks Corporation's Offer to Exchange dated June 20, 2001, we have received your signature page to the Acceptance Letter.

HOWEVER, your Acceptance Letter cannot be processed due to the following deficiencies:

[Insert specific deficiency]

You must correct these deficiencies by completing, signing and delivering to us a NEW signature page to the Acceptance Letter in the manner and within the time deadlines specified in the Offer to Exchange. Your tender of options is not valid and as a result is not eligible for acceptance by Nortel Networks Corporation unless the deficiencies identified above have been corrected.

Please be aware that you may have already received this confirmation.